SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            MANAGEMENT PROXY CIRCULAR

                              Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.

                                    /s/ Gerry A. Racicot
                                    ---------------------
Date:  February 13, 2003            Mr. Gerry A. Racicot
                                    President

                             Eiger Technology, Inc.


                    Notice of Annual Meeting of Shareholders
                            to be held March 24, 2003
                                       and
                            Management Proxy Circular





                               February 12, 2003

                             EIGER TECHNOLOGY, INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Eiger Technology, Inc. (the "Company") will be held at The Ontario Club, 30 Wellington St. W. Commerce Court South, 5th Floor, Toronto, Ontario on Monday, the 24th day of March, 2003 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited and consolidated financial statements of the Company for the fiscal year ended September 30, 2002, together with the auditors' report thereon;

2. to elect the Board of Directors of the Company;

3. to reappoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration;

4. to transact such further or other business as may properly be brought before the Annual Meeting and any adjournment thereof that shareholders of record as of February 12, 2003 are entitled to vote at the Annual General Meeting.

A copy of the Company's Management Proxy Circular, the Company's 2002 Annual Report, a form of proxy and a supplemental mailing list form accompany this Notice. Shareholders who are unable to attend the Annual Meeting in person are requested to complete and sign the enclosed form of proxy and return it to the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at 625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8. Proxies must be received by Pacific Corporate Trust Company at least 48 hours (excluding Saturdays and holidays) prior to the date of the Annual Meeting or any adjournment thereof, or delivered to the chair of the Meeting on the day of the Annual Meeting prior to the commencement thereof or any adjournment thereof.

By Order of the Board of Directors

/S/ Gerry A. Racicot

Gerry A. Racicot
President and Chief Executive Officer
Eiger Technology, Inc.
Toronto, Ontario
February 12, 2003

                             Eiger Technology, Inc.
                           Management Proxy Circular
      (Information as of February 1st , 2003, except as otherwise provided)

                         Annual Meeting of Shareholders
           To be held on March 24th, 2003 at 10:00 a.m. (Toronto Time)

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by Management of the Company of proxies to be used at the Company's Annual Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of Annual Meeting accompanying this Management Proxy Circular. The costs of such solicitation will be borne directly by the Company. The solicitation will be primarily by mail. However, the directors, officers and regular employees of the Company may also solicit proxies by telephone, facsimile or in person.

The persons specified in the enclosed form of proxy are directors and officers of the Company. Each shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and act for the shareholder and on the shareholder's behalf at the Meeting or any adjournment thereof. This right may be exercised by inserting the name of their nominee in the blank space provided for that purpose in the enclosed form of proxy or by completing another proper form of proxy and, in either case, delivering the form of proxy to the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at least 48 hours (excluding Saturdays and holidays) prior to the date of the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Annual Meeting prior to the commencement thereof or any adjournment thereof.
The proxy form must be dated and executed by the shareholder, or his attorney authorized in writing, and returned to Pacific Corporate Trust Company at its office, 830-625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8.

Voting by Proxies and Exercise of Discretion

The common shares of the Company (the "Shares") represented by proxies in favour of Management will be voted or withheld from voting by the persons named in the form of proxy in accordance with the directions of the shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies in favour of Management will be voted on any ballot: (a) FOR the election of the directors nominated by Management; and (b) FOR the reappointment of the auditors and the authorization of the directors to fix the auditors' remuneration. The enclosed form of proxy confers discretion-ary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Annual Meeting but which may properly come before the Meeting or any adjournment thereof or adjournments thereof. Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting and routine matters incidental to the conduct of the Meeting. If any further or other matter is properly brought before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their best judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Shareholders who purchased their Shares through a broker are referred to as beneficial shareholders. Any such beneficial shareholder who wishes to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form provided by the broker and submit their instruction form to the broker in advance of the Meeting in accordance with the instructions supplied by such broker. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed.

Revocability of Proxies

A proxy given pursuant to this solicitation may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company, 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting prior to the commencement thereof, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Holders Thereof

The holders of record of Shares as at the close of business on February 12, 2003 (the "Record Date") are entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, except that a transferee of such Shares acquired after the Record Date shall be entitled to vote the transferred Shares at the Meeting if he or she produces properly endorsed certificates for such Shares or otherwise establishes that he or she owns such Shares and demands by written request, delivered to the Company at its registered office, no later than ten days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting.

On the Record Date, there were 36,215,853 Shares issued and outstanding. Each Share entitles the holder thereof to one vote.

To the knowledge of the directors and officers of the Company, there is no person who beneficially owned on the Record Date, directly or indirectly, or who on such date exercised control or direction over, more than 10% of the Shares issued and outstanding on the Record Date.
Currency:

All dollar amounts set forth in this Management Proxy Circular and in the audited consolidated financial statements for the fiscal year ended September 30, 2002 are set forth in Canadian dollars.

On January 29, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars was Canadian $1.5235 = US $1.00.

The Consolidated Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended September 30, 2002, together with the report of the auditors thereon, will be presented to the Meeting.

Election of Directors

Four directors are required to be elected at the Meeting. Directors elected at the Meeting will serve until the next annual meeting of shareholders or, subject to the Company's by-laws and to applicable laws, until their successors are elected or appointed.

Shareholders will be asked at the Meeting to approve the resolution attached as Schedule A hereto (the "Election of Directors Resolution"). It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Election of Directors Resolution. In order to be effected, this resolution must be approved by a majority of votes cast at the Meeting, whether represented in person or by proxy, in respect thereof.

Management does not expect that any of the proposed nominees will be unable to serve as a director and each has consented to do so. However, if any of the proposed nominees are for any reason unable to serve as directors, the persons named in the enclosed form of proxy will use their best judgment to vote for an alternative nominee.

The following table indicates the names of the proposed nominees, their present principal occupation or employment, the period or periods during which they have served as directors, and the approximate number of Shares beneficially owned, or over which control or direction is exercised by them. Directors who are members of the Audit Committee or the Corporate Governance and Compensation Committee are so designated below:

                         Nominees for Board of Directors

Name and               Principal                                    Beneficially
Municipality of      Occupation and                                   Owned
Residence              Business(1)       Age    Director Since       Shares(2)
--------------------------------------------------------------------------------

Gerry A. Racicot    President and Chief   52   August 21, 1992      1,456,530(2)
Norwich, Ontario    Executive Officer

Keith Attoe         Chief Financial       52   February 23, 1996     3,200(3)(4)
Toronto, Ontario    Officer

Sidney Harkema      Retired               73   August 21, 1992   1,509,500(3)(4)
Orillia, Ontario

Robert Hoegler      Independent           59   February 23, 1996      Nil (3)(4)
Richmond,  BC       Consultant,
                    Director of MCA
                    Equities Ltd.

As of Record Date

Notes:

(1) For the last five years, each of the proposed nominees has been engaged in his current principal occupation.
(2) Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.
(3) Member of the Audit Committee.
(4) Member of the Corporate Governance and Compensation Committee.
(5) Mr. Racicot also holds options to purchase 1,250,000 Shares.
(6) Mr. Attoe also holds options to purchase 1,000,000 Shares.
(7) Mr. Harkema also holds options to purchase 200,000 Shares.
(8) Mr. Hoegler holds options to purchase 150,000 Shares.

Reappointment of Auditors

Monteith, Monteith & Co. Chartered Accountants have been the auditors of the Company since November 1, 1996.

Shareholders will be asked at the Meeting to approve the resolution attached as Schedule B hereto (the "Reappointment of Auditors Resolution"). It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Reappointment of Auditors Resolution. In order to be effected, this resolution must be approved by a majority of votes cast at the Meeting, whether represented in person or by proxy, in respect thereof.

Status of Stock Option Plan

The Company established a stock option plan in 1997 as a means to attract, retain and reward key officers and employees of the Company. Under the Stock Option Plan, the Board of Directors of the Company may, in its discretion, grant options to purchase Shares ("Options") to eligible participants from time to time at an exercise price fixed in compliance with the Stock Option Plan, applicable law and with the rules of The Toronto Stock Exchange. The maximum number of Shares available for issuance to any one person under the Stock Option Plan is 5% of the issued and outstanding share capital of the Company. Options granted pursuant to the Stock Option Plan are non-transferable and non-assignable and are granted for terms not exceeding 10 years. All unexercised Options will immediately expire if an optionee's employment is terminated by the Company for cause. In the event that an optionee's employment is terminated other than for cause, the optionee may be required to exercise any unexercised Options within 30 days after the date of cessation of employment.

The number of Shares that may be issued under the Stock Option Plan fluctuate due to the granting, termination and expiry of Options. At present, there is a sufficient number of Options available for the Board of Directors of the Company to fulfil the mandate of the Stock Option Plan.

Remuneration of Directors and Officers
Summary of Executive Compensation

The Company currently has 2 executive officers. The following table provides a summary of the compensation paid to the Chief Executive Officer of the Company and one other most highly compensated executive officer of the Company who is deemed as a Named Executive Officer by law (together the "Named Executive Officers") for fiscal year 2002:


                       Summary Compensation Table
                          Annual Compensation        Long Term
                    ______________________________   Compensation
                                                     Securities
Name and                                             Under Options
Principal     Fiscal                   Other Annual  Granted         All Other
Position      Year     Salary   Bonus  Compensation  (# shares)(1)  Compensation
--------------------------------------------------------------------------------
Gerry A.      2002   $228,000    Nil       Nil          325,000         Nil
Racicot       2001   $213,000    Nil       Nil          375,000         Nil
President     2000   $156,252    Nil       Nil          300,000         Nil
and Chief
Executive
Officer

Keith Attoe   2002   $228,000    Nil       Nil          325,000         Nil
Chief         2001   $153,000    Nil       Nil          375,000         Nil
Financial     2000    $60,000    Nil       Nil          300,000         Nil
Officer

Options Granted During the Fiscal Year

The following table sets out the individual grants of options to purchase Shares during the Company's most recently completed fiscal year to the Named Executive Officers, pursuant to the Stock Option Plan:
                                                     Market
                                                    Value of
                                                   Securities
                         % of Total                underlying
            Shares       Options                   Options on
            Under        Granted to      Exercise  the Date of
           Options       Employees in    Price       Grant
Name       Granted       Fiscal 2002    ($/Share)   ($/Share)   Expiration Date
--------------------------------------------------------------------------------
Gerry A.   325,000(1)       30%            .50        Nil       March 5, 2007
Racicot

Keith      325,000(1)       30%            .50        Nil       March 5, 2007
Attoe

Notes:

(1) Vesting immediately.

Aggregate Options Exercised During the Fiscal Year and Option Values as at September 30, 2002.

The following table sets out the number of options to purchase Shares exercised during the Company's most recently completed fiscal year, if any, by the Named Executive Officers, and the number of unexercised options and the value of unexercised "in the money" options held as at September 30, 2002, if any, by such persons:

                                                                   Value of
                                                                Unexercised In-
                                               Unexercised        The-Money
                                                Options at        Options at
                                              September 30,      September 30,
             Shares Acquired    Aggregate    2002(Exercisable/ 2002(Exercisable/
               on Exercise    Value Realized  Unexercisable)   Unexercisable)(1)
Name               #               $                #                $
--------------------------------------------------------------------------------
Gerry A.         Nil              Nil         1,250,000/Nil      $100,250/Nil
Racicot

Keith Attoe      Nil              Nil         1,000,000/Nil      $100,250/Nil

Notes:

(1) The closing price of the Shares on The Toronto Stock Exchange on September 30, 2002was $ .78.

Compensation of Directors

Two of the directors of the Company are unrelated directors and are not employees of the Company. They are appointed to serve as directors of the Company for a term of one year until the next annual general meeting of shareholders. During fiscal year 2002, one of the unrelated directors of the Company earned a total of $2,400.00 for his service on the Board of Directors and the other two directors, Mr. Gerry A. Racicot and Mr. Keith Attoe, did not receive any compensation for their service on the Board of Directors..

Employment Contracts and Termination Arrangements

There is no employment contract between the Named Executive Officers and the Company. There is also no compensatory plan or arrangement with respect to the Named Executive Officers, but the Company's Corporate Governance and Compensa-tion Committee is mandated to deal with compensation issues for all the directors of the Company.

Corporate Governance and Compensation Committee

On December 13, 2000 the Board of Directors of the Company decided to establish the Corporate Governance and Compensation Committee of the Board of Directors (the "CGC Committee"). The mandate of the CGC Committee was also adopted on December 13, 2000, and it is expected that the CGC Committee will carry out its mandate in fiscal year 2003.

The CGC Committee, in addition to its responsibility of developing the Company's philosophy to governance issues, is generally responsible for developing the Company's overall compensation philosophy, developing corporate succession and development plans at the executive officer level, making recommendations to the Board of Directors with respect to the appointment and remuneration of the Company's executive officers, and developing other compensation and benefit programs.
Composition of the CGC Committee

Commencing in fiscal year 2002 Mr. Keith Attoe, Mr. Robert Hoegler (Chairman) and Mr. Sidney Harkema served as members of the CGC Committee.


The CGC Compensation Committee does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any of our filings under the U.S. Securities Exchange Act of 1934.

CGC Compensation Committee Report on Executive Compensation

Compensation Philosophy

In general, the CGC Committee has adopted the following objectives with respect to the compensation of the Company's executive officers:
1. attracting and retaining highly qualified executives by offering salaries that are competitive in the market and environment in which the Company operates;
2. fostering team work and an entrepreneurial spirit;
3. recognizing and encouraging leadership, sound managerial judgment, annual financial performance and individual achievement;
4. rewarding the development and successful implementation of strategic initiatives and operating plans;
5. motivating long-term financial performance;
6. fostering identification with shareholder interests; and
7. retaining top-performing high-potential executives through the use of prudent, equity-based compensation.

Compensation Policy

In order to achieve the Company's compensation objectives, and based on the CGC Committee's assessment of compensation packages for executives with comparable positions at other public and private companies, the CGC Committee will continue in fiscal year 2003, to implement a pay-for-performance executive compensation program which provides compensation based on increases in shareholder wealth, the Company's financial performance and individual performance. This compensa-tion program will consist of two main components, each designed to achieve a distinctive objective:

(i) Base Salary and Benefits - provides regular compensation for services rendered at a level sufficient to retain and motivate the Company's executive officers, in particular over the short-term; and
(ii) Long-Term Equity-Based Incentives - discretionary stock options are designed to form an integral part of the pay packages of both the Company's executives and employees. The CGC Committee believes that stock options, which are designed to focus attention on share values, are the most effective way of aligning the long-term interests of the Company's executives and employees and those of the Company's shareholders.

Determination of Compensation of Executive Officers

The CGC Committee believes that much of the Company's success to date, and future potential, is directly attributable to the efforts, unique skills and experience of Mr. Gerry A. Racicot, President and Chief Executive Officer, and Mr. Keith Attoe, Chief Financial Officer. Therefore, when designing the compensation program, the CGC Committee will consider competitive employment packages that will reflect the contributions of Mr. Racicot and Mr. Attoe accordingly.

Report submitted by the Corporate Governance and Compensation Committee

Total Shareholder Return Comparison

Over the five-year period ended September 30, 2002, a $100 investment in the Company's Shares increased to $120.00. During the same period, a $100 investment in the S&P/TSX Composite Total Return Index grew to $101.04.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The Company paid no dividends during this period.

The following graph compares the cumulative shareholder return of the Shares with the cumulative returns of the S&P/TSX Composite Total Return Index over the five-year period ended September 30, 2002. (1)

CUMULATIVE TOTAL RETURN OF $100 INVESTED OCTOBER 1, 1997

(1) Assumes that the initial value of the investment in the Shares on The Toronto Stock Exchange and in the S&P/TSX Composite Total Return Index was $100 on October 1, 1997.

Indebtedness of Directors, Officers and Employees

As at February 12, 2003 none of the current or former directors, officers or nominees as directors or employees of the Company is indebted to the Company.

Directors' and Officers' Insurance and Indemnification

By agreements dated May 31, 1996, the Company has agreed to indemnify Mr. Gerry
A. Racicot, Mr. Keith Attoe, Mr. Sidney Harkema and Mr. Robert Hoegler from and against any liability and cost in respect of any action or suit against him acting as director and officer of the Company, subject to the limitation contained in the Business Corporations Act (Ontario).

Statement of Corporate Governance Practices

The Toronto Stock Exchange (the "TSX") requires all listed companies to disclose on an annual basis their approach to corporate governance. Given the relatively small size of the Board of Directors, the Board discharges most of its responsi-bilities directly, rather than through committees. (The exceptions being the audit committee and corporate governance committee, which are discussed below). The following statement of the Company's governance practices responds to the TSX guidelines for effective corporate governance (the "Guidelines").

The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees
and the effectiveness and education of board members.   Although there is no
requirement that the Company comply with the Guidelines, and the TSE Report on Corporate Governance (the "TSE Report") recognizes that each company should have the flexibility to develop its own approach to corporate governance, the Company considers the Guidelines to be helpful in monitoring the effectiveness and the evolution of its corporate governance procedures.

The Board of Directors of the Company considers the Guidelines to be an appropriate model for a fully mature reporting issuer. The Company's current corporate governance procedures are designed to reflect fairly the interests of all of the Company's shareholders and the Company's entrepreneurial nature.

Below is a table setting out the Guidelines and commentary concerning the extent to which the Company conforms with such Guidelines.


TSE Corporate Governance Guidelines                  Comments
--------------------------------------------------------------------------------
1.The Board of Directors should
  explicitly assume responsibility for
  stewardship of the Company, and
  specifically assuming responsibility for:

(a) Adoption of a strategic                  The Board of Directors has not
    planning process                         formally adopted a strategic
                                             planning process for the
                                             Company. The Board continues
                                             to pursue it strategic plan of
                                             building on its manufacturing,
                                             R&D and technology base
                                             already in place.  In particular,
                                             Mr. Gerry A. Racicot, Chief
                                             Executive Officer, and Mr. Keith
                                             Attoe, Chief Financial Officer, are
                                             responsible for developing and
                                             reviewing the strategic direction
                                             of the Company and making
                                             recommendations on corporate
                                             strategies to the Board of
                                             Directors.

(b) Identification of principal              The Board of Directors with the
    risks of the Company's                   assistance of its Audit
    business and implementing                Committee, identifies, assesses,
    appropriate risk-management              monitors the principal risks of
    systems                                  businesses of the Company and
                                             manages appropriate systems to
                                             manage such risks.

(c) Succession planning and                  The CGC Committee is mandated
    monitoring senior                        to review the corporate
    management                               succession and development
                                             plans at the executive officer
                                             level and will continue its
                                             progress in 2003.

(d) Communications policy                    The Company has adopted a
                                             communications policy, to open
                                             the lines of communications to
                                             current and potential
                                             investors.Mr. Gerry A. Racicot,
                                             Chief Executive Officer, Mr. Keith
                                             Attoe, Chief Financial Officer,
                                             and Mr. Roland Austrup, Vice
                                             President, are responsible for
                                             reviewing and determining the
                                             type of information to be publicly
                                             disclosed, approving press
                                             releases and other forms of
                                             communication.

(e) Integrity of internal control            The Chief Executive Officer, and
    and management information               the Chief Financial Officer, are
    systems                                  responsible for the development,
                                             review and implementation of
                                             systems that safeguard the
                                             integrity of internal control and
                                             management information.  The
                                             Audit Committee reviews the
                                             integrity of internal controls and
                                             management information
                                             systems since fiscal 2002.

2. Majority of directors should be           During fiscal year 2002, the Board
   "unrelated" (independent of               of Directors was composed of
   management and free from                  four directors, two being inside
   conflicting interest)                     management directors and two
                                             being outside directors.  Both of
                                             the two current outside directors
                                             are considered by the Board of
                                             Directors as "unrelated" within
                                             the meaning of the Guidelines.
                                             They are Sidney Harkema and
                                             Robert Hoegler.  The Board of
                                             Directors considers that the
                                             inside directors and the outside
                                             directors were able to, and did
                                             act, with a view to the best
                                             interests of the Company and
                                             were sensitive to the avoidance
                                             and disclosure of conflicts of
                                             interests.  The Board of Directors
                                             will attempt to maintain the
                                             composition of the Board to
                                             ensure the majority of directors
                                             are outside directors.

3. Disclose for each director whether        An "unrelated director" under
   he or she is related, and how that        the TSE Report is a director who
   conclusion was reached                    is free from any interest and any
                                             business or other relationship,
                                             which could, or could reasonably
                                             be perceived to, materially
                                             interfere with the director's
                                             ability to act in the best interest
                                             of the Company, other than an
                                             interest arising from the
                                             director's shareholdings. All of
                                             the outside directors are
                                             unrelated. They are not
                                             employees of the Company and
                                             there are no material contracts
                                             between any of them with the
                                             Company.

4. Appoint a committee composed              It is part of the mandate of the
   exclusively of non-management             CGC Committee to propose
   directors, the majority of whom are       board nominees and assess
   unrelated, with the responsibility of     directors.  The Committee is
   proposing new board nominees and          made up of a majority of
   assessing directors                       unrelated directors.

5. Implement a process for assessing         Commencing in fiscal year 2003,
   the effectiveness of the board, its       the Board of Directors, as part of
   committees and individual directors       its mandate is developing a
                                             process for assessing its
                                             effectiveness as a whole, and to
                                             assess each director's
                                             contribution to the Company.
                                             The Board of Directors will
                                             consider carrying out an annual
                                             survey of directors on the
                                             effectiveness of the Board and its
                                             directors.

6. Provide orientation and education         Commencing in fiscal year 2000,
   programs for new directors                the Chief Executive Officer and
                                             CFO as part of their mandate
                                             developed and implemented
                                             orientation and education
                                             programs for new recruits to the
                                             Board of Directors.

7. Examining the size of the Board           The Board of Directors considers
with a view to effectiveness and             its current size to be appropriate
consider reducing the size of the            at the current time.
Board of Directors.

8. Review compensation of directors in       The Company sets its
light of risks and responsibilities.         compensation for directors based
                                             on competitive market rates and
                                             the responsibilities and risks of
                                             directors in connection with their
                                             duties to the Company.  The CGC
                                             Committee reviewed the
                                             compensation of directors in
                                             fiscal 2002 and will continue to
                                             do so in 2003.

9. (a)  Committees should generally          Non-management directors of the
be composed of non-                          Company, are the majority of
management directors; and                    members of both Audit and CGC
                                             committees.

    (b)  A majority of committee             The Audit Committee and the
         members should be                   CGC Committee are composed
         unrelated.                          of a majority of unrelated
                                             directors.
10. Appoint a committee responsible          The CGC Committee, created on
    for approach to corporate                December 13, 2000 are
    governance issues.                       responsible for developing the
                                             Company's approach to
                                             governance issues and will
                                             continue in 2003.

11. (a)  Define limits to
         management's responsibilities
         by developing mandates for:

        (i)  The Board; and                  The Board of Directors' mandate
                                             is to oversee the conduct of the
                                             Company's business and affairs
                                             of the Company and to act with a
                                             view to the best interests of the
                                             Company. In fulfilling this
                                             mandate, the Board of Directors
                                             assumes responsibility for the
                                             following:

                                             (i) Reviews the strategic direction
                                             of the Company on an annual
                                             basis; and

                                             (ii) Act with the objective to
                                             maximize shareholder value in a
                                             manner consistent with good
                                             corporate citizenship, including
                                             fair treatment of the Company's
                                             employees, customers and
                                             suppliers.

                                             The Board of Directors has
                                             adopted a Board Charter as a part
                                             of its commitment to the
                                             standards of corporate
                                             governance and Code of Conduct
                                             for the Directors.

                                             The Board of Directors will meet
                                             4 times a year, and more
                                             frequently if required.  The Board
                                             of Directors met 4 times during
                                             the 2002 fiscal year.

        (ii)  The CEO.                       The Board of Directors has not
                                             developed a mandate for the
                                             Chief Executive Officer.  It is of
                                             the view that because the Board
                                             of Directors has plenary power,
                                             any responsibility not delegated
                                             with management will remain
                                             with the Board.  Management is
                                             expected to act in a manner
                                             consistent with the Board's
                                             objectives and to achieve the best
                                             interest for the Company.

   (b)  The Board of Directors should        See the description set out above
        approve the CEO's corporate
        objectives


12. Establish procedures to enable the       The Board has functioned, and is
    Board of Directors to function           of the view that it can continue to
    independently of management.             function, independently of
                                             management, as required. To
                                             ensure the Board can function
                                             independently of management,
                                             the Board has created the CGC
                                             Committee and the Chairman of
                                             the Board is Mr. Robert Hoegler
                                             who is not a member of
                                             management.

13. (a)  Establish an Audit Committee        The Board has assigned specific
         with a specifically defined         responsibilities to the Audit
         mandate.                            Committee. The Audit
                                             Committee has adopted its own
                                             Charter which includes
                                             reviewing the Company's
                                             audited financial statements prior
                                             to their approval by the Board of
                                             Directors and making
                                             recommendations to the Board of
                                             Directors with respect to the
                                             appointment of auditors.

   (b)  All members of the Audit             The majority of Audit Committee
        Committee should be non-             members are non-management
        management directors.                and unrelated directors and at
                                             least one member of the
                                             Committee has accounting or
                                             related financial experience.

14. Implement a system to enable             The CGC Committee is
    individual directors to engage           responsible for approving the
    outside advisors, at the Company's       engagement of an outside advisor
    expense.                                 at the Company's expense in
                                             respect of a matter involving the
                                             Company.

General Matters

At the time of issue of this Management Proxy Circular, the Company has no matter of particular significance, other than the matters described in the accompanying Notice of Annual Meeting, which it intends to place before the shareholders at the Meeting.

The Company's 2002 Annual Report, containing the Company's consolidated financial statements for the fiscal year ended September 30, 2002, is being mailed to the shareholders of the Company with the Notice of Annual Meeting, this Management Proxy Circular, a form of proxy and a supplemental mailing list form.

Approval by Board of Directors
The Board of Directors has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

/s/ Gerry A. Racicot

Gerry A. Racicot
President and Chief Executive Officer
Toronto, Ontario
February 12, 2003

                                  SCHEDULE A
                              ELECTION OF DIRECTORS

RESOLVED THAT:

The following persons be and are hereby elected as directors of the Company until the next annual meeting of shareholders or until their successors are elected or appointed:

-  Gerry A. Racicot
-  Keith Attoe
-  Sidney Harkema
-  Robert Hoegle

                                   SCHEDULE B
                           REAPPOINTMENT OF AUDITORS

RESOLVED THAT:

1. Monteith, Monteith & Co. Chartered Accountants be reappointed as the auditors of the Company; and

2. The Board of Directors of the Company is hereby authorized and directed to fix the auditors' remuneration.

                     SUPPLEMENTAL MAILING LIST RETURN CARD

TO:  Registered and Non-Registered Shareholders of
     EIGER TECHNOLOGY, INC.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of EIGER TECHNOLOGY, INC. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATE: _______________________

_______________________________
Signature

_______________________________
Name - Please Print

_______________________________
Address

_______________________________

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to PACIFIC CORPORATE TRUST COMPANY, Stock Transfer Department, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B

                             EIGER TECHNOLOGY, INC.
                         PROXY SOLICITED BY MANAGEMENT

          For use at the Annual Meeting of Shareholders to be held on
                     Thursday, the 24th day of March, 2003

The undersigned holder of common shares (the "Shares") of Eiger Technology, Inc. (the "Company") hereby nominates and appoints Gerry A. Racicot, President and Chief Executive Officer of the Company, or failing him, Keith Attoe, Chief Financial Officer of the Company, or instead of either of the foregoing _____________________________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of shareholders of the Company to be held on Monday, the 24th day of March, 2003 (the "Meeting") at 10:00 a.m. (Toronto time), at The Ontario Club, 30 Wellington Street West, Commerce Court South, 5th Floor, Toronto, Ontario and at any adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed, on any ballot that may be called for, to vote the Shares registered in the name
of the undersigned as specified below   (see Notes below):

(a) VOTE ? or WITHHOLD VOTE ? for the election of the directors named in the accompanying Management Proxy Circular;
(b) VOTE ? or WITHHOLD VOTE ? for the reappointment of Monteith, Monteith & Co., Chartered Accountants, as auditors and to authorize the directors to fix their remuneration; and

all as described in the Management Proxy Circular of the Company delivered to the shareholders of the Company in connection with the Meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the Notice of the Annual Meeting are proposed at the Meeting or any adjournment or adjournments thereof or if any other matters which are not now known to Management of the Company should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discret-ionary authority on the proxy nominees to vote on such amendments or variations or such other matters in accordance with the best judgment of the proxy nominees.

This proxy is solicited on behalf of Management of the Company for use at the Meeting and any adjournment or adjournments thereof. Shareholders of the Company have the right to appoint a person other than the nominee designated above to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose above or by completing another proper form of proxy and, in either case, by returning the completed proxy to the Company's registrar and transfer agent, Pacific Corporate Trust Company at 830-625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Meeting prior to its commencement thereof or any adjournment thereof.

DATED the _________ day of _______________________, 2003

--------------------------------         --------------------------------------
Signature of Shareholder                 Name of Shareholder (Please Print)

NOTES:

1. The Shares represented by this proxy will be voted or withheld from voting, or voted for or against, as the case may be, on any ballot that may be called for in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the event that no specification has been made with respect to voting for, withhold voting or voting against any of the resolutions described above, the proxy nominees are instructed to vote the Shares represented by this proxy FOR such resolution.

2. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing or, if the shareholder is a Company, by any officer or attorney of the Company duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the date on which it is mailed by the Company.
